November 5, 2010
VIA EDGAR AND FACSIMILE
UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Erin Jaskot
Dear Sirs/Mesdames:

Re:	Terra Nova Royalty Corporation
Registration Statement on Form F-4
File No. 333-169819
Request for Acceleration

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Terra Nova Royalty Corporation, a company incorporated under the laws of British Columbia, Canada (the “Registrant”), hereby requests that the above-referenced Registration Statement be declared effective at 2:00 p.m., New York City time, on November 8, 2010, or as soon as practicable thereafter.
The Registrant hereby acknowledges that:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours truly,
TERRA NOVA ROYALTY CORPORATION

By:	/s/ Michael J. Smith
	Name:	Michael J. Smith
	Title	Chairman, President and Chief Executive Officer

c/o 1620 – 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6
Telephone: 604-683-5767 Facsimile: 604-683-3205